Exhibit 8.1

[Letterhead of Sullivan & Cromwell LLP]

December 13, 2007

SAI Deferred Compensation Holdings, Inc.
70 Pine Street
New York, New York 10270

Ladies and Gentlemen:

     We have reviewed the Amended and Restated Registered Representative’s Deferred Compensation Plan effective as of January 1, 2008 (the “Plan”), the 2008 Enrollment Form relating thereto, and the Prospectus dated December 13, 2007 (the “Prospectus”) with respect to $200,000,000 of Deferred Compensation Obligations of SAI Deferred Compensation Holdings, Inc. unconditionally guaranteed as to payment by American International Group, Inc.

     Based on our review of the foregoing, we are of the opinion that the Plan complies in form with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), and applicable administrative guidance thereunder as in effect on the date hereof. Accordingly, assuming that the operation of the Plan complies with the requirements of Section 409A of the Code and the applicable administrative guidance thereunder, we are of the opinion that the discussion set forth in the Prospectus under the heading “Certain Federal Income Tax Consequences” is an accurate description of the material U.S. federal income tax consequences of participation in the Plan, subject to the limitations set forth therein. We express no opinion, however, with respect to whether the operation of the Plan complies or will comply with the requirements of Section 409A of the Code.

Sincerely,

/s/ Sullivan & Cromwell LLP